UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: June 27, 2008
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 000-51549
_____

Idaho	**82-0291227**
(IRS Employer Identification No.)	(State or other jurisdiction of incorporation)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1.01 Entry into a Material Definitive Agreement

On June 24, 2008, Timberline Resources Corporation (the "Company") and Auramet Trading, LLC ("Auramet") signed an Indicative Term Sheet (the "Term Sheet") under which Auramet would provide an $8.0 million loan to the Company, at the Company's request, at any time before June 30, 2008. Pursuant to the fee terms of the Term Sheet, the Company paid a fee equal to 4% of the principal amount of the loan and issued 160,000 common shares of the Company to Auramet after the Company's drawdown of the loan on June 27, 2008. The shares were issued to Auramet pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated thereunder. Auramet has represented that they are an accredited investor and the securities issued to Auramet are "restricted securities" within the meaning of Rule 144 of the Securities Act.

On June 27, 2008, pursuant to the Term Sheet and subject to the terms laid out in the Promissory Note (as described below), Auramet provided $8.0 million to the Company, $7.5 million of which was used to repurchase 3,525,000 shares of Series A Preferred Stock from Douglas Kettle, the sole holder of the Series A Preferred Shares, pursuant to the Preferred Shares Repurchase Agreement (the "Series A Preferred Shares Agreement") between the Company, Douglas Kettle and Auramet. Of the 4,700,000 Series A Preferred Shares held by Mr. Kettle, the Company repurchased and cancelled 3,525,000 Series A Preferred Shares for $7.5 million. Pursuant to the Series A Preferred Shares Agreement, the remaining 1,175,000 Series A Preferred Shares were converted to 1,175,000 common shares of the Company and purchased from Mr. Kettle by a private investor. The purchaser of the common shares has no rights previously associated with the Series A Preferred Shares. Upon closing of the above transactions, no Series A Preferred Shares remain outstanding.

On June 27, 2008, in accordance with Auramet providing the Company with $8.0 million ($7.5 million of which was paid to Mr. Kettle as described above), the Company entered into a Promissory Note (the "Note") with Auramet, the material terms of which are described in "Item 2.03 – Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arangement of a Registrant" below.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On June 27, 2008, the Company entered into a Promissory Note with Auramet. The following is a summary of the material terms of the Note:

Security. The Company's obligations under the Note are secured by (1) the guaranty of Kettle Drilling, Inc. ("Kettle Drilling"), a wholly-owned subsidiary of the Company, and (2) a pledge by the Company of all of the shares held by it in Kettle Drilling.

Interest. The Note bears interest at 12% and shall be paid monthly in arrears commencing on August 1, 2008.

Maturity. The $8.0 million principal is due on October 27, 2008.

Prepayments. The Company may make prepayments on the Note in increments of $250,000. The Company also must make mandatory prepayments on the Note if the Company or Kettle Drilling issue any debt or equity, other than certain permitted issuances, including but not limited to, raising funds through the issuance of debt or equity to complete the Company's acquisition of Small Mine Development, LLC (this pending transaction has previously been disclosed in the Company's preliminary proxy statement filed with the Securities and Exchange Commission (the "SEC") on June 11, 2008). The Company must also make a mandatory prepayment in the event of a change in control.

Events of Default. Events of Default under the Note include:

- failure to make a scheduled payment of principal or interest or other amount payable by the Company in accordance with the Note terms;

- any representation or warranty made by the Company or Kettle Drilling in connection with the Note or related documents shall prove to have been materially incorrect when made;

- bankruptcy or insolvency related defaults;

- inability of the Company or Kettle Drilling to pay its debts as they become due;

- the Note or any related transaction document is canceled, terminated, revoked or rescinded without the express prior written consent of Auramet, or any action is commenced to cancel, revoke or rescind the Note or any related transaction document; and

- any judgment for payment of money in excess of $100,000 is rendered against the Company or Kettle Drilling and remains undischarged for 30 days or any legal action is taken by a judgment creditor to attach or levy upon any assets of the Company or Kettle Drilling to enforce any such judgment.

Upon an Event of Default, Auramet may declare the balance of the Note then outstanding to be due and payable in full, together with accrued interest thereon and all fees and other obligations of the Company accrued under the Note. From and after the occurrence of an Event of Default, the Note will bear interest at a rate of 15% per annum.

The foregoing description of the Note is not a complete description of the terms and conditions of the Note and is qualified in its entirety by reference to the full text of the Note, which is filed as Exhibit 10.32 hereto and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information contained in Item 1.01 is herein incorporated by reference.

Item 8.01 Other Events

As described above in Item 1.01, all of the Series A Preferred Shares of the Company have been cancelled or converted into common shares. No Series A Preferred Shares remain outstanding. The Company previously disclosed its obligation to repurchase the Series A Preferred Shares in its Current Report on Form 8-K, as filed with the SEC on March 11, 2008, discussing the severance agreement dated March 10, 2008 (the "Severance Agreement") between the Company, Mr. Kettle and David and Margaret Deeds. The Severance Agreement provided for the repurchase of the Series A Preferred Shares by the Company. Subsequent to the execution of the Severance Agreement, the Series A Preferred Shares held by Mr. and Mrs. Deeds were transferred to Mr. Kettle.

On June 27, 2008, the Company's obligation under the Severance Agreement to repurchase the Series A Preferred Shares was fulfilled pursuant to the events described in Item 1.01 above. A copy of the Severance Agreement entered into with Mr. Kettle and Mr. and Mrs. Deeds is filed as Exhibit 10.33 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.32	Promissory Note, dated June 27, 2008, entered into between Timberline Resources Corporation and Auramet Trading, LLC.
10.33	Severance Agreement, dated March 10, 2008 among Timberline Resources Corporation, Douglas Kettle and David and Margaret Deeds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: July 3, 2008

By: /s/ Randal Hardy
Randal Hardy
Chief Executive Officer, Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
10.32	Promissory Note, dated June 27, 2008, entered into between Timberline Resources Corporation and Auramet Trading, LLC.
10.33	Severance Agreement, dated March 10, 2008 among Timberline Resources Corporation, Douglas Kettle and David and Margaret Deeds.

Exhibit 10.32

PROMISSORY NOTE

(BRIDGE LOAN FACILITY)

U.S. 8,000,000.00   June 27, 2008

FOR VALUE RECEIVED, Timberline Resources Corporation ("Timberline") a corporation organized and existing under the laws of Delaware, with an office at 101 E. Lakeside Coeur d'Alene, ID 83814 hereby promise to pay to Auramet Trading, LLC (the "Lender"), at its office at 2 Executive Drive, Suite 645, fort Lee, New Jersey 07024, or at such other place as the Lender may from time to time designate in writing, the principal sum of U.S. EIGHT MILLION DOLLARS (US $8,000,000) on October 27, 2008 (the "Maturity Date"). Interest shall accrue on the unpaid principal amount hereof at the rate of 12% per annum, calculated on the basis of a year of 360 days for the actual number of days elapsed, and shall be paid monthly in arrears on the first day of each month, commencing August 1, 2008. The principal shall be paid in a single payment on or before the Maturity Date, and shall be subject to mandatory prepayments as set forth below. Any amount due for payment hereunder which falls due on a day which is not a Business Day shall be payable on the next succeeding Business Day and the amount due will be adjusted accordingly by an appropriate rate of interest to be agreed between us. "Business Day" means a day on which Banks in Toronto and New York are open for a full day's business.

This Note is evidence of a bridge loan made by the Lender to the Borrower in the amount of $8,000,000 (the "Bridge Loan"). The Borrower's obligations hereunder are secured by:

a) The Guaranty (the "Guaranty") of Kettle Drilling, Inc. (the "Guarantor"); and

b) A pledge by the Borrower of 100% of the shares held by it in the Guarantor (the "Pledge Agreement"); with the physical delivery of the Gurantor's shares accompanying such Pledge Agreement.

This Note, Guaranty, and the Pledge Agreement and all related and supporting documents and agreements, are hereinafter referred to as the "Transaction Documents" and each and every obligation of the Borrower and the Guarantor under the Transaction Documents are hereinafter referred to as the "Obligations", and the Borrower and the Guarantor are hereinafter referred to collectively as the "Obligors".

Optional prepayments. The Borrower may prepay amounts hereunder in increments of $250,000 without premium or penalty on 5 days prior written notice. Any amount prepaid hereunder may not be re-borrowed.

Mandatory Prepayments. As soon as possible, and in any event within five (5) Business Days after the occurrence of a Mandatory Prepayment Event (as defined below), the Borrower shall prepay this Note in the amount required by such event, as set forth below (each a "Mandatory Prepayment"). Each of the following shall constitute a "Mandatory Prepayment Event":

(i)   either of the Borrower or the Guarantor shall issue any debt or equity, with such Mandatory Prepayment equal to the net proceeds of any such issuance, other than Permitted Issuances (as defined below);

(ii)   (a) any person together with all affiliates and associates of such person shall become the beneficial owner, directly or indirectly, of securities of the Borrower representing 51% or more of the combined voting power of its then outstanding securities having the right to vote in an election of its Board of Directors; or (b) persons who constitute any of its Board of Directors as of the date hereof cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of such Board of Directors; or (c) the Board of Directors and the stockholders of the Borrower shall approve (i) any consolidation or merger where the stockholders of, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own, directly or indirectly, shares representing in the aggregate at least 51% or more of the voting shares of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (ii) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Borrower or the Guarantor , (iii) any plan or proposal for the liquidation or dissolution of any Obligor; in any such event, such Mandatory Prepayment under this subsection (ii) shall be in the total outstanding amount of this Note together with all accrued but unpaid interest thereon. Any of the foregoing is herein defined as a "Change of Control".

"Permitted Issuances" shall mean (i) the issuance of debt and/or equity by Borrower of up to $45 million in net proceeds to complete the acquisition of Small Mine Development, LLC ("SMD"), (ii) current liabilities, other than for borrowed money, incurred in the ordinary course of business, (iii) indebtedness existing on the date of this Note or assumed in connection with the acquisition of SMD, but not including any extension or refinancing thereof, (iv) stock options, warrants or other rights to acquire stock awarded to employees, consultants, agents, officers and directors pursuant to incentive compensation plans or agreements; (v) drawdowns from the Wells Fargo credit facility (or any successor or replacement facility) assumed in connection with the SMD acquisition, and (vi) financing of equipment, including through capital leases, consistent with past practice.

Affirmative Covenants. Each Obligor shall, unless waived in writing:

(a)   **Financial Reporting.** Furnish the Lender with the following statements and reports: (i) within 120 days after the end of each Fiscal Year, a copy of its audited consolidated financial statements and the auditors' reports thereon and if reasonably requested, the consolidating internally prepared worksheets of the Borrower and its subsidiaries; (ii) within 45 days after the end of each Fiscal Quarter, a copy of its unaudited consolidated financial statements with respect thereto. Notwithstanding the foregoing, the reporting requirements set forth in this paragraph (a) shall be deemed met by the timely compliance with Borrower's reporting obligations imposed by the Securities Exchange Act of 1934, as amended, and the rules and regulations of AMEX in connection with Borrower's status as a publicly traded company.

(b) **Corporate Existence; Conduct of Business.** (i) Preserve and maintain its legal existence in good standing, (ii) conduct its business in such a manner so as to comply in all respects with all material and applicable law, so as to observe and perform in all respects all its material obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its material property and assets and the earnings, income and profits there from, (iii) perform all obligations incidental to any trust imposed upon it by statute and ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied and (iv) obtain and maintain all material governmental consents necessary for the operation of its business.

(c) **Use of Proceeds.** Apply the proceeds of the Bridge Loan to purchase the 4.7 million shares of Borrower's Series A Preferred Stock held by Douglas Kettle and for general working capital purposes.

(d) **Insurance.** Maintain with financially sound and reputable insurers, insurance with respect to the properties and business of the Obligors against loss, damage, risk or liability of the kinds customarily insured against by persons carrying on a similar business, including business interruption insurance.

(e) **Taxes.** Each Obligor shall pay all taxes, rates, government fees and dues levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable (save and except when and so long as the validity of any such taxes, rates, fees, dues, levies, assessments or imposts is being contested in good faith by appropriate proceedings and adequate reserves shall have been set aside in the books of the relevant Obligor), and such Obligor shall deliver to the Lender, when requested, written evidence of such payments.

(f) **Inspection of Assets and Operations.** Permit representatives of the Lender to inspect the Borrower's operations and for that purpose to enter on Borrower's property during reasonable business hours and upon reasonable notice; provided, however, if a Default has occurred and is continuing, the foregoing limitation with respect to reasonable business hours and reasonable notice shall not apply.

(g) **Books and Records.** Keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from its earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Lender to inspect such books of account, records and documents and to make copies there from during reasonable business hours and upon reasonable notice and to discuss the affairs, finances and accounts of the Obligors with the officers of the Obligors and their auditors during reasonable business hours and upon reasonable notice; provided, however, if a Default has occurred and is continuing, the foregoing limitation with respect to reasonable business hours and reasonable notice shall not apply.

(h)   **Notices.**   Promptly notify the Lender (i) of the occurrence of any Event of Default, or event which with notice or the passage of time or both would become an Event of Default (a "Default"); (ii) of any matter including (A) breach or non-performance of, or any default under, a material contractual obligation of any of the Obligors by one of the Obligors, (B) any material dispute, litigation, investigation, proceeding or suspension of or before any Official Body affecting any of the Obligors, and including specifically any information, correspondence or decision made by or on behalf of the regulatory bodies responsible for the issuance or administration of any operating permit; or (C) the commencement of, or any material development in, any litigation or proceeding affecting any of the Obligors, in each case which has or could reasonably be expected to have a material adverse effect; and (iii) of the issuance of any shares of the Obligors or their Subsidiaries. All notices hereunder shall be sent by regular mail or overnight courier to the addresses set forth above.

(i)   **Environmental Compliance.**   Use and operate all of its facilities and property in compliance with all material and applicable environmental laws applicable to such facilities and property, keep all permits, approvals, certificates, licenses and other authorizations relating to environmental matters and necessary for the operation of its business in effect and remain in material compliance therewith.

Restrictive Covenants.   Neither the Borrower nor the Guarantor shall , unless waived in writing by the Lender:

(j)   **Liens.**   Enter into or grant, create, assume or suffer to exist any lien affecting the shares of stock pledged as collateral for the Loan.

(k)   **Indebtedness.**   Incur, assume or otherwise permit any indebtedness for borrowed money, other than liens securing indebtedness within the definition of Permitted Issuances.

Any of the following events shall be "Events of Default" hereunder:

(a)   the Borrower shall fail to make any payment of principal or interest with respect to the Bridge Loan, when and as the same shall become due and payable; or

(b)   the Obligors shall fail to pay any other amount (other than an amount referred to in paragraph (a) above) payable by them hereunder or under the Transaction

Documents when and as the same shall become due and payable, and such failure shall continue un-remedied for a period of five or more days; or

(c)   any representation or warranty made or deemed made by or on behalf of any Obligor in or in connection with the Transaction Documents, or any amendment or modification thereof, or in any report, certificate, financial statement or other document at any time furnished pursuant to or in connection with any thereof, shall prove to have been incorrect in any material respect when made or deemed made; or

(d)   an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of any Obligor, or the debts or of a substantial part of the assets of any of them, under any bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Obligor, or for a substantial part of the assets of either of them, and, in any such case, such proceeding or petition shall continue un-dismissed for a period of 60 or more days or an order or decree approving or ordering any of the foregoing shall be entered; or

(e)   any Obligor shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in paragraph (i) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Obligor or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing; or

(f)   any Obligor shall become unable, admit in writing its inability or fail generally to pay its debts as they become due; or

(g)   one or more judgments for the payment of money in an aggregate amount in excess of $100,000 shall be rendered against any Obligor and the same shall remain un-discharged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of any Obligor to enforce any such judgment; or

(h)   any Transaction Document shall be canceled, terminated, revoked or rescinded (or any notice of such cancellation, termination, revocation or recession shall be given) otherwise than with the express prior written agreement, consent or approval of the Lender; or any action at law, suit in equity or other legal proceeding to cancel, revoke, or rescind any Transaction Document shall be commenced by or on behalf of any Obligor, or by any court or any other governmental or regulatory authority or agency of competent jurisdiction; or any court or any other governmental or regulatory authority or agency of competent jurisdiction shall make a determination that, or shall issue a judgment, order decree or ruling to the effect that, any one or more of the Transaction Documents or any one or more of the obligations of any Obligor thereunder are illegal, invalid or unenforceable in accordance with the terms thereof;

Upon the occurrence of any Event of Default (other than an Event of Default with respect to the Borrower described in paragraph (d) or (e) above, and at any time thereafter during the continuance of such Event of Default, the Lender may declare the balance of the Bridge Loan then outstanding to be due and payable in full, and thereupon the principal of the Bridge Loan shall be due and payable immediately, together with accrued interest thereon and all fees and other obligations of Borrower accrued hereunder, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any Event of Default described in paragraph (d) or (e) above, the balance of the Bridge Loan then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower. Following such declaration or automatic acceleration, the Lender may exercise any and all rights available to it under applicable laws, including the right to proceed against any Obligor or collateral pursuant to any applicable Transaction Document, or to set off any amounts due hereunder against any amounts due by the Lender under any metal sales contract, hedge contract or otherwise. Lender shall be under no obligation to pursue one remedy over another and may pursue all or any of such remedies, the Borrower waiving any right to assert the concept of marshalling. From and after the occurrence of an Event of Default, this Note shall bear interest at 15% per annum.

This Note may be assigned by the Lender for financing purposes and the Lender and each such assignee shall be a beneficiary hereunder and under the Transaction Documents.

This Note shall be governed by, and construed in accordance with, the laws of New York.

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed under seal by its authorized officer as of the day and year first above written.

TIMBERLINE RESOURCES CORPORATION



By: _____

Name: RANDAL L. HARDY

Title: CEO

AURAMET TRADING, LLC



By: _____

Name: Justin M. Sullivan

Title: COO

Signature page to Promissory Note

Exhibit 10.33

TIMBERLINE RESOURCES CORPORATION
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

March 10, 2008

Douglas Kettle
5401 East Lancaster
Hayden, Idaho 83835

David and Margaret Deeds
5609 East Lancaster
Hayden, Idaho 83835

Dear Mr. Kettle and Mr. and Mrs. Deeds:

This letter agreement confirms and sets forth the terms and conditions of our understanding regarding the liquidation of your shares of Series A Preferred Stock of Timberline Resources Corporation (the "*Series A Stock*") and the termination of Douglas Kettle's and David Deeds' employment with Kettle Drilling, Inc. ("*Kettle Drilling*"). Throughout this letter agreement we often refer to Timberline Resources Corporation as "*Timberline*", "*we*" or "*us*". We also sometimes refer to one or both of you by name as the context requires. When executed, this letter agreement will constitute a binding agreement between you and us, and will be enforceable according to its terms. Except as expressly set forth herein, this letter agreement will also supersede and replace any prior written or oral agreement between us concerning the subject matter set forth herein.

      1.   Liquidation of Your Series A Stock.

      (a)   *Background Information Concerning Our Private Placement and the Annual Meeting.* We are presently undertaking an offer and sale of our securities pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "*Securities Act*") and applicable state securities laws, the proceeds of which will be used by us to partially finance our proposed acquisition of Small Mine Development, LLC ("*SMD*"), purchase some or all of your Series A Stock, and for other corporate purposes (the "*Private Placement*"). The price at which we offer and sell our securities in the Private Placement will be partially determined by the quoted price of our common stock on the Financial Industry Regulatory Authority Over the Counter Bulletin Board or the American Stock Exchange at the time the Private Placement commences. The securities and the shares underlying the securities that we will be offering and selling in the Private Placement will be "restricted securities" as defined in Rule 144(a)(3) of the Securities Act and may not readily be resold except in compliance with the registration provisions of the Securities Act. Consequently, we may offer these securities to the Private Placement purchasers at a discounted price from the quoted market price. Coincident with this, we are also convening an annual meeting of our shareholders to consider and approve our proposed acquisition of SMD, the issuance of our securities in the Private Placement, and certain of the substantive matters set forth in this letter agreement (the "*Annual Meeting*"). We expect to raise gross cash proceeds of approximately $75 million in the Private Placement, although the actual amount will only be determined at the time of the offering. We expect to convene the Annual Meeting and conclude the Private Placement on or about May 10, 2008.

(b) *Agreement to Purchase Your Series A Stock.* You severally but not jointly own 4,700,000 shares of Series A Stock as of the date of this letter agreement. We will use our best efforts to redeem your Series A Stock at Closing (as hereinafter defined) using a portion of the cash proceeds we obtain in our Private Placement. The redemption price (the "Redemption Price") of the Series A Stock will be an aggregate of $10,000,000 for your 4,700,000 shares of Series A Stock. We will use the first $45,000,000 in net proceeds from the Private Placement for the initial cash payment in the acquisition of SMD, and will apply up to $10,000,000 of any remaining proceeds to redeem your Series A Stock. We will not use any portion of the money we obtain from the Private Placement for other corporate purposes unless we have first redeemed all of your Series A Stock. If we cannot redeem all of your Series A Stock at Closing in cash, we will give you a promissory note or notes for the balance of the Redemption Price. Each note will bear interest at the rate of ten percent (10%) per annum, will be payable in equal quarterly installments of principal and interest, will mature one year from Closing, and will be secured by a lien and security interest covering all of the assets of Kettle Drilling. You agree that this lien and security interest will be expressly subordinate to any prior liens or security interests encumbering such assets, and to any "permitted encumbrances" as such term will be defined in the security agreement that will be executed and delivered at Closing (the "*Security Agreement*"). You agree to represent to us at time of the Closing the number of shares of Series A Stock you hold and your title to such shares. You hereby acknowledge that we have the right to rely on such representations and evidence for the purpose of fulfilling our obligations under this agreement. The foregoing notwithstanding, if we do not raise sufficient funds in our Private Placement to complete our proposed acquisition of SMD, then this letter agreement will be of no further force or effect whatsoever, all of your rights in the Series A Preferred Stock Resolution of Timberline Resources (the "*Series A Resolution*") shall be deemed to have been fully restored, and either of you may in your discretion elect to exercise your rights of redemption and any other rights that are available to you under the Series A Resolution.

(c) *Closing.* The closing of the transactions specified in this letter agreement will take place at the offices of Randall & Danskin, P.S., Spokane, Washington, at 10:00 a.m. a.m., on the business day next following the date on which the Private Placement has been concluded, or at such other time and place as you and we may agree (which shall in no event be later than June 30, 2008), which time and place are designated as the "Closing".

If we purchase all of your shares of Series A Stock for cash at Closing, then you will deliver stock certificates to us at Closing for all of such shares, duly endorsed for transfer, and we will deliver cashiers or certified checks to you for the Redemption Price. If we purchase less than all of your shares of Series A Stock for cash at Closing, you will deliver the same stock certificates to us at Closing, duly endorsed for transfer, and we will deliver cashiers or certified checks to you for the cash portion of the Redemption Price, a promissory note or notes for the balance of the Redemption Price, and the Security Agreement.

(d) *Transfers of Series A Stock Prior to Closing.* We recognize that David and Margaret Deeds may sell or otherwise transfer all or some portion of their Series A Stock to Douglas Kettle at any time prior to Closing in order to achieve a more equitable allocation of anticipated economic benefits as between them. We hereby agree to facilitate such transfer on our books and records prior to Closing if so requested.

2.   <u>Termination of Your Employment; Severance and Bonus Payments.</u>

(a)   *Termination of Your Employment and Resignation of Positions.* Each of you agrees that your employment by Kettle Drilling will cease upon Closing (the "Termination Date") and that you will thereupon resign all of the positions you occupy or have occupied as a director, advisory director or officer of Timberline or Kettle Drilling or World Wide Exploration. In addition, you will resign any positions you hold as trustees or plan administrators of Kettle Drilling's 401(k) plan or any other employee benefit plans.

(b)   *Payment of Severance Benefits and Bonus.* On the Termination Date, we will pay each of you a cash severance benefit in the amount of $600,000. We will also pay you the balance of your 2007 bonuses ($135,822 each) on the Termination Date. Subsequent to Closing but before December 31, 2008, we will also pay each of you an additional severance benefit in the amount of $300,000, which benefit will be paid in equal monthly installments of $25,000, with a balloon payment of any remaining amount we owe you on or before December 31, 2008. The only offsets to these payments will be our deductions for taxes, as provided in subparagraph 3(e).

(c)   *Vehicles.* On the Termination Date, we will convey title to the Jaguar automobile and the Ford F150 pickup truck to Douglas Kettle, and, if we have not already done so, will convey title to the BMW M3 automobile and the Toyota Tundra pickup truck to David Deeds. We will also expressly assume and promptly pay any outstanding loans that are associated with these vehicles, these being the approximately $51,000 that is owing with respect to the Jaguar automobile, the approximately $20,000 that is owing with respect to the BMW M3 automobile, the approximately $17,000 that is owing with respect to the Ford F150 pickup truck, and the approximately $7,000 that is owing with respect to the Toyota Tundra pickup truck. We will provide you with a form 1099 regarding the transfer of title to these vehicles. The fair market value of these vehicles to be reported on these forms will be mutually determined by you and us.

(d)   *401(k) and SERP Plans.* Each of you are entitled to your vested account balances, if any, in the Company's Section 401(k) Plan in accordance with the terms and conditions of such plan. We will provide you with a summary of these benefits and the procedures you may follow for transferring these benefits to any private 401(k) plan or individual retirement account that you choose to establish. If allowable under your SERP Plan, each of you will retain your respective SERP Plan following the Termination Date. We will work with you (and with Northwestern Mutual Life and its representative, Bret Wheeler) to accommodate your retention of such plans, it being understood that each of you will be responsible for paying any policy premiums or other payments arising from and after the Termination Date. On or before the Termination Date, we will take steps to amend the SERP plan maintained for the benefit of Mark Church by funding it with a policy of insurance on the life of someone other than David Deeds. At Mr. Deed's election, we will transfer the policy of insurance funding such SERP Plan to him upon payment of the cash value of the policy.

(d)   *Disability Insurance.* Your short term disability insurance and your long-term disability plan coverage will end on the Termination Date.

(e)   *Health and Related Insurance.* Your coverage under our group health, vision and dental plans and group life and accidental death and dismemberment insurance, to the extent you currently participate in these plans, will end on the last day of the second calendar month following the month in which the Termination Date occurs, however you will be responsible for reimbursing us for your allocable shares of the premiums for such insurance during such two-month period. If either of you wish to continue your participation and that of your eligible dependents in the Company's group health and dental plans after the coverage ends, you may do so under COBRA by completing and returning in a timely manner the election form that will be mailed to you under separate cover. Your coverage under your current key man life insurance policy will continue until the Termination Date. All group life and accidental death and dismemberment insurance, to the extent you currently participate in these plans, may be converted to individual plans. We will forward each of you information about these options under separate cover.

3.   Additional Agreements.   For the consideration offered, each of you acknowledges and agrees as follows:

(a)   *Termination of Employment Agreements.* Each of your respective employment agreements with Kettle Drilling will terminate upon Closing, however the severance provisions of such agreements will be deemed to have been superseded and replaced by the severance provisions of paragraph 2 of this letter agreement upon execution of this letter agreement.

(b)   *Forbearance from Exercising Redemption Rights.* From and after the date of this letter agreement to and including the Closing, each of you will forbear from exercising your rights of redemption pursuant to section 4 of the Series A Resolution. However, if the Closing does not occur for any reason, then all of your rights in the Series A Resolution shall be deemed to have been fully restored and either of you may, in your discretion, elect to exercise such rights of redemption (or any other rights that may be available to you under the Series A Resolution). Neither you nor us shall interpret or construe this subparagraph 3(b), any other provision of this letter agreement or your forbearance hereunder or thereunder as a waiver or estoppel of your exercise of such rights, and we agree that we will not assert waiver or estoppel as a defense to any such exercise.

(c)   *Voting at Annual Meeting; Preparation of Proxy Materials.* At the Annual Meeting, you agree to vote all of your Series A Stock and all of your Timberline Common Stock, if any, in favor of (1) Timberline's proposal to acquire SMD; (2) the Private Placement; (3) the election of Timberline's nominees to its board of directors; and (4) the proposed increase in the reserve limit of the Timberline Resources Amended 2005 Stock Incentive Plan. We, in turn, agree that we will prepare and disseminate a proxy statement meeting the requirements of Section 14 of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) to all of our shareholders in connection with the Annual Meeting. For clarity, you have no obligation to vote your shares in favor or against any other items that might be contained in such proxy statement.

(d)   *Conduct of Business*. You agree to use your best efforts to preserve the present operations of Kettle Drilling and to conduct the business of Kettle Drilling consistent with past practices. Without Timberline's written consent, which will not be unreasonably withheld, you shall not change the compensation levels or employment terms of any employees of Kettle Drilling; acquire or dispose of any material assets; incur debt; or make capital expenditures in excess of $50,000.

(e)   *Deductions for Taxes*. We shall have the right to deduct from all payments made to either of you under this letter agreement those amounts that we are required to withhold under applicable tax laws. Tax withholding from the payments provided for in paragraph 2 above shall be consistent with the withholding done from your salary when you were actively employed, or as otherwise required under applicable law and regulations.

4.   Mutual Releases; Indemnity.

(a)   *Your Release of Us*. For and in consideration of the payments and promises made herein, each of you and your heirs, executors, administrators, trustees, legal representatives and assigns (collectively, the "*Individual Releasors*") agree at the Termination Date (and provided Closing occurs) to waive, release and forever discharge Timberline, Kettle Drilling and their respective directors, officers, employees, agents, shareholders, in their individual and representative capacities (collectively, the "*Timberline Releasees*") of and from any and all actions, causes of action, suits, debts, judgments, executions, claims and demands whatsoever (including attorneys' fees, costs and disbursements actually incurred), in law or equity, whether known or unknown, suspected or unsuspected, of every kind and nature whatsoever, which may now exist or which may later arise including, without limitation under Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §2000 et seq.; the Rehabilitation Act of 1973, as amended; the Fair Labor Standards Act, as amended, 29 U.S.C. §201 et seq.; the Age Discrimination in Employment Act, 29 U.S.C. §621 et seq.; the Americans With Disabilities Act, 42 U.S.C. §1001 et seq. and §12,112 et seq.; the Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. §1001 et seq.; the Reconstruction Era Civil Rights Act, as amended, 42 U.S.C. §1981 et seq.; any Idaho anti-discrimination laws including Title 67, Chapter 59 of the Idaho General Statutes, and all other federal, state and local laws, statutes, rules or regulations of any type or description, including contract law, tort law, civil rights laws, express or implied covenants of good faith or fair dealing, and otherwise, regarding employment discrimination or the employment of labor, or otherwise, which the Individual Releasors ever had, now have or hereafter can, shall or may have against the Timberline Releasees or any of them for, upon or by reason of any matter, except as otherwise provided in this letter agreement. Without limiting the generality of the foregoing, except as expressly set forth in this letter agreement, the Individual Releasors expressly waive any right or claim for reinstatement of employment, back pay, interest, bonuses, damages, accrued vacation, accrued sick leave, medical, dental, optical or hospitalization benefits, accidental death and dismemberment coverage, long term disability coverage, stock or other interests in Timberline, Kettle Drilling or any affiliate, life insurance benefits, overtime, severance pay and/or attorneys' fees or costs with respect to or derivative of such employment with Kettle Drilling or the termination thereof or otherwise.

(b)   *Our Release of You.* For and in consideration of the payments and promises made herein, Timberline and its directors, officers, executors, administrators, trustees, legal representatives and assigns (collectively, the "*Timberline Releasors*") agree at the Termination Date (and provided Closing occurs) to waive, release and forever discharge Douglas Kettle, David Deeds and Margaret Deeds, and their respective heirs, executors, administrators, trustees, legal representatives and assigns (collectively, the "*Individual Releasees*") of and from any and all actions, causes of action, suits, debts, judgments, executions, claims and demands whatsoever (including attorneys' fees, costs and disbursements actually incurred), in law or equity, whether known or unknown, suspected or unsuspected, of every kind and nature whatsoever, which may now exist or which may later arise that the Timberline Releasors ever had, now have or hereafter can, shall or may have against the Individual Releasees or any of them for, upon or by reason of any matter, except as otherwise provided in this letter agreement.

(c)   *Claims Not Subject to Release.* Notwithstanding anything to the contrary set forth in this paragraph 4, neither you nor we release, waive or discharge the other from (1) any claims to seek to enforce this letter agreement, (2) any claim for indemnification or contribution with respect to any liability incurred by any director or officer of Kettle Drilling, Timberline or their respective affiliates as a result of any willful misconduct or material breach of fiduciary duties, or (3) any claim against Timberline or its affiliates arising under the anti-fraud provisions of federal or state securities law.

(d)   *Intended Scope of Releases.* For the purpose of implementing a full and complete release and discharge of each party, each party expressly acknowledges that this letter agreement is intended to include in its effect, without limitation, all claims or other matters described in this paragraph 4 that you and we do not know or suspect to exist as of the date hereof, and that this letter agreement contemplates the extinguishment of any and all such claims or other such matters.

(e)   *Indemnity by Us.* Timberline and Kettle Drilling jointly and severally agree to indemnify and hold each of you (and your respective heirs, executors, administrators, trustees, legal representatives and assigns) harmless from and against any and all actions, causes of action, suits, debts, judgments, executions, claims and demands (including attorneys' fees, costs and disbursements actually incurred), in law or equity, that are asserted against any of you arising out of Timberlines' or Kettle Drilling's conduct of their respective businesses prior to Closing, other than actions, causes of action, suits, debts, judgments, claims and demands arising from your gross negligence or willful misconduct. In the event such indemnity is unavailable for public policy or other reasons (as would be the case, for example, if you seek indemnification from us for any violation of federal or state securities law by us), then we agree that you shall have a right of contribution against us to the same extent as if the indemnity provisions of this subparagraph 4(e) were available to you.

5.   <u>Non-Competition, Confidentiality, Non-Disparagement and Press Releases</u>.

(a)   *Non-Competition*. A restricted period (the "*Restricted Period*") shall exist during the period commencing at Closing (and provided Closing occurs) and continuing through a date that is 24-months from Closing. During this Restricted Period, neither of you will directly or indirectly engage in or become associated with a Competitive Activity. For purposes of this letter agreement "*Competitive Activity*" means the provision of hard rock core drilling services. Such term shall not be construed or interpreted expansively to include any other mining or mining-related activity that does not substantially involve the provision of hard rock core drilling services. You will be considered to have become "associated with a Competitive Activity" if you become directly or indirectly involved as an owner, principal, employee, officer, director, independent contractor, representative, stockholder, financial backer, agent, partner, advisor, lender, or in any other individual or representative capacity with any individual, partnership, corporation or other organization that is engaged in hard rock core drilling. Notwithstanding the foregoing, you may make and retain investments during the Restricted Period, for investment purposes only, in less than five percent (5%) of the outstanding capital stock of any publicly-traded corporation engaged in a Competitive Activity if stock of such corporation is either listed on a national stock exchange or on the NASDAQ National Market System if you are not otherwise affiliated with such corporation. The provisions of this subparagraph 5(a) shall supersede and replace in their entirety any non-competition provisions of any other agreement or plan to which you are a party, including your respective SERP plans.

(b)   *Confidential Information*. You acknowledge that, during the course of your employment with the Company, you may have developed Confidential Information (as defined below) for Timberline, Kettle Drilling and their respective affiliates and you may have learned of Confidential Information developed or owned by Timberline, Kettle Drilling and their respective affiliates, or entrusted to them or their affiliates by others. You agree that you will not, directly or indirectly, use any Confidential Information or disclose it to any other person or entity, except as otherwise required by law. "*Confidential Information*" means any and all information relating to Timberline, Kettle Drilling and their respective affiliates that is not generally known by the public or others with whom Timberline, Kettle Drilling and their respective affiliates does (or plans to) compete or do business. Confidential Information includes, but is not limited to, information relating to the terms of this letter agreement, as well as Timberline's, Kettle Drilling's and their respective affiliates' business, technology, practices, products, marketing, sales, services, finances, strategic opportunities, internal strategies, legal affairs (including pending litigation), the terms of business relationships not yet publicly known, intellectual property and the filing or pendency of patent applications. Confidential Information also includes, but is not limited to, comparable information that Timberline, Kettle Drilling and their respective affiliates may receive or have received belonging to customers, suppliers, consultants and others who do business with them. Confidential Information does not include any information that: (1) was developed by either of you prior February 1, 2005; or (2) required by a judicial tribunal or similar governmental body to be disclosed under law (provided that you have first promptly notified us of such disclosure requirement and have cooperated with us in exhausting all appeals objecting to such requirement). You agree that, in addition to and without limiting the availability of any other legal or equitable remedies we may have against you, we shall be entitled to an injunction restraining you from violating the confidentiality provisions of this subparagraph 5(b).

(c)   *Mutual Non-Disparagement.* In accordance with normal ethical and professional standards, prior to and following Closing: (1) Timberline, Kettle Drilling and their respective directors and executive officers agree to refrain from taking actions or making statements, written or oral, which denigrate, disparage or defame your goodwill or your reputation; and (2) each of you agree to refrain from taking actions or making statements, written or oral, which denigrate, disparage or defame the goodwill and reputation of Timberline, Kettle Drilling, and their respective directors and executive officers.

(d)   *Press Releases and other Public Statements.* Except for periodic reports that Timberline is obligated to prepare and file under the Exchange Act (and any press release included in such reports as an exhibit), neither we nor you shall give notice to third parties or otherwise make any press release or other public statement concerning this letter agreement without the express written consent of the other, which consent shall not be unreasonably withheld. All inquiries and questions with respect to any of the foregoing shall be coordinated through Randal Hardy, on behalf of Timberline, and through David Deeds on behalf of yourselves.

6.   Books and Records; Continuing Availability.

(a)   *Return of Books, Records and Other Information.* Upon termination of your employment with Kettle Drilling and your resignation as an advisory director of Timberline, you agree to return any and all records, files, notes, memoranda, reports and similar items in your possession, and any manuals, drawings, sketches, plans, tape recordings, computer programs, disks, cassettes and other physical representations of any information relating to Timberline, Kettle Drilling and their respective affiliates, whether or not constituting Confidential Information, as well as any other property belonging to Timberline, Kettle Drilling and their respective affiliates. Notwithstanding the foregoing, we agree that you may retain your laptop and office computers, as well as any office artwork and items of office furniture that belong to you personally, provided, however, that prior to Closing you agree to move all the files and information related to Timberline, Kettle Drilling or their affiliates from your laptop and office computers to a portable hard drive to be supplied by us, and thereafter delete such information from your laptop and office computers. You agree that you will not delete any files or destroy any information that relates to Timberline, Kettle Drilling and their affiliates from and after the date of this letter agreement until Closing, unless such files have been copied to the aforementioned portable hard drive.

(b)   *Continuing Availability.* Each of you agree to make yourself reasonably available to us following Closing in order to respond to any reasonable requests we may have for documents or information concerning matters involving Kettle Drilling that may be within your knowledge, and each of you further agree to provide truthful information to us with respect to such requests for information. Each of you also agree to make yourself reasonably available to assist us in connection with any administrative, civil or criminal matter or proceeding brought by or brought against us or any of our affiliates if we reasonably deem your cooperation necessary.

We will reimburse you for your time and your reasonable out-of-pocket expenses incurred as a result of such cooperation.

       8.   Miscellaneous Provisions.

       (a)   *Choice of Law and Venue.* This letter agreement and all matters or issues related hereto shall be governed by the laws of the State of Idaho applicable to contracts entered into and performed therein. Whenever possible, each provision of this letter agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this letter agreement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this letter agreement. The Company hereby consents to, and you hereby submit your person to, the jurisdiction of all state courts of the State of Idaho sitting in Kootenai County, and the United States District Court for the District of Idaho, for the purposes of the enforcement of this letter agreement. All disputes under this letter agreement will be determined in the federal or state courts within the state of Idaho, sitting in Kootenai County.

       (b)   *No Assignment or Delegation.* This letter agreement is personal in its nature and the parties shall not, without the prior written consent of the other, assign or transfer this letter agreement or any rights or obligations hereunder; provided, however, the provisions hereof shall inure to the benefit of, and be binding upon, each successor of the Company or any of its affiliates, whether by merger, consolidation or transfer of all or substantially all of its assets.

       (c)   *Entire Agreement; Amendment; Waiver.* This letter agreement contains the entire understanding of the parties hereto relating to the subject matter herein contained and supersedes all prior agreements or understandings between the parties hereto with respect thereto. This letter agreement can be changed only by a writing signed by all parties hereto. No waiver shall be effective against any party unless in writing and signed by the party against whom such waiver shall be enforced.

       (d)   *Notices.* All notices and other communications hereunder shall be deemed to be sufficient if in writing and delivered in person or by a nationally recognized courier service, addressed, if to you, to the following:

If to Douglas Kettle:

      Douglas Kettle
      5401 East Lancaster
      Hayden, Idaho 83835

with a copy to:

>Randall & Danskin, P.S.
>1500 Bank of America Financial Center
>601 West Riverside Avenue, Suite 1500
>Spokane, Washington 99201-0653
>Attention: Douglas Siddoway
>Telefacsimile: (509) 624-2528

If to David and Margaret Deeds:

>David and Margaret Deeds
>5609 East Lancaster
>Hayden, Idaho 83835

with a copy to:

>Randall & Danskin, P.S.
>1500 Bank of America Financial Center
>601 West Riverside Avenue, Suite 1500
>Spokane, Washington 99201-0653
>Attention: Douglas Siddoway
>Telefacsimile: (509) 624-2528

If to Timberline Resources:

>Timberline Resources Corporation
>101 East Lakeside Avenue
>Coeur d'Alene, Idaho 83814
>Attention: Randal Hardy
>Telefacsmile: (208) 664-4860

with a copy to:

>Dorsey & Whitney LLP
>U.S. Bank Centre
>1420 Fifth Avenue, Suite 3400
>Seattle, Washington 98101-4010
>Attention: Kimberley Anderson
>Telefacsmile: (206) 260-8917

or such other address as you or we may have furnished to the other in writing. Each notice delivered in person or by overnight courier shall be deemed given when delivered or when delivery is attempted and refused.







(e) *Invalid or Unenforceable Provision.* In case any provision or provisions contained in this letter agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect by any court or administrative body with competent jurisdiction, such invalidity, illegality or unenforceability shall not affect the remaining provisions hereof, which shall remain in full force and effect. Any provision(s) so determined to be invalid, illegal or unenforceable shall be reformed so that they are valid, legal and enforceable to the fullest extent permitted by law or, if such reformation is impossible, then this letter agreement shall be construed as if such invalid, illegal or unenforceable provision(s) had never been contained herein.

(f) *Counterpart and Facsimile Execution.* This letter agreement may be executed via facsimile and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, binding on the parties.

Please confirm your acceptance of the terms and conditions set forth herein by signing and dating this letter agreement in the space provided below and returning a copy to us at your earliest convenience.

Very truly yours,

TIMBERLINE RESOURCES CORPORATION

Randal L Hardy

Randal Hardy, its chief executive officer

ACCEPTED AND AGREED this 10 day of March 2008.

Douglas Kettle

Douglas Kettle, a married man dealing in his sole and separate property

Margaret Deeds

David Deeds

David Deeds and Margaret Deeds, husband and wife